SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

 FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

TRINITY BIOTECH PLC

(Name of Registrant)

IDA Business Park

Bray, Co. Wicklow, Ireland

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

This Form 6-K is being incorporated by reference into our Registration Statements on Form S-8 (File Nos. 333-182279, 333-195232 and 333-253070) and Form F-3 (File Nos. 333-267160, 333-286020, 333-295842 and 333-280391).

 EXPLANATORY NOTE

On August 28, 2026, the Company issued a press release providing an update on its diagnostics business and the continued execution of its transformation strategy. The press release also included a corporate update regarding the Company's Nasdaq listing. A copy of the press release is being filed herewith as Exhibit 99.1

EXHIBIT INDEX

Exhibit	Description
99.1	Trinity Biotech Provides Diagnostics Business, Transformation And Corporate Update

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINITY BIOTECH PLC
Trinity Biotech plc
(Registrant)

By:	/s/ Paul Murphy
Paul Murphy
Interim Chief Financial Officer

Date: August 28, 2026